Mailstop 3628

                                                           December 10, 2018

Corey Henry
President and Chief Executive Officer
Santander Drive Auto Receivables, LLC
1601 Elm Street, Suite 800
Dallas, Texas 75201


       Re:       Santander Drive Auto Receivables, LLC
                 Registration Statement on Form SF-3
                 Filed November 13, 2018
                 File No. 333-228364

Dear Mr. Henry:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Prospectus

The Originators

Credit Risk Management and Underwriting

Application Decisioning and Underwriting, page 60

   1. You state that establishing risk-adjusted pricing requirements is part of the automated process for reviewing an application. Please revise your disclosure to clarify how you
 Corey Henry
Santander Drive Auto Receivables, LLC
December 10, 2018
Page 2

       define "risk-adjusted pricing requirements." We note the paragraph where you discuss that under the pricing model, the loan application is allocated a risk tier and then assessed under SC's pricing requirements. It is not clear to us whether this paragraph describes all of SC's risk-adjusted pricing requirements.

    2. In addition, please clarify what is the significance of the status designations listed in your discussion of risk tiers and pricing requirements to the determination to underwrite the loan. Please clarify whether SC grants loans to any applications that are designated a
       "decline" or "reject" status.

    3. On page 61, you specifically state that "any contract which exceeded a policy limit (as then in effect) at origination is considered an exception to SC's underwriting guidelines."
       Please revise your disclosure to clarify whether obtaining risk-adjusted pricing factors into whether contracts that exceed policy limits are considered exceptions.

    4. Please also revise your disclosure to clarify whether loans that are outside the established operating limits are considered exceptions to SC's underwriting guidelines, including whether or not risk-adjusted pricing is factored into that categorization.

    5. There appears to be some overlap between the operating limits and policy limits.
       Specifically, both limits refer to maximum-payment-to-income, maximum debt-to-
       income, maximum loan-to-value and maximum loan size/amount. Please revise your disclosure to describe how these values differ, by how much, and for what purpose.

The Receivables Pool

Exceptions to Underwriting Criteria, page 71

    6. On page 61, you disclose that there are eight parameters considered "policy limits" and therefore exceptions to underwriting criteria. However, the charts on page 71 do not include all eight parameters, or all combinations thereof when there is more than one exception for a loan. Please tell us why these charts only include certain policy limit parameters.

The Transfer Agreements and the Administration Agreement

Representations and Warranties, page 111

    7. We note that Santander Consumer USA, Inc. ("SC"), as sponsor, has an obligation to repurchase a receivable for a breach of any representation. Please confirm that you will provide information regarding SC's financial condition if there is a material risk that the ability of SC to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to
Item 1104(f) of
       Regulation AB.
 Corey Henry
Santander Drive Auto Receivables, LLC
December 10, 2018
Page 3


    8. We note that SC will make Eligibility Representations regarding each receivable as of the cut-off date. Please either list these representations in the form of prospectus or cross-
       reference to the specific section of the exhibit where they may be found.

Signatures

    9. We note that the registration statement is signed by Kristopher Tate as Assistant
       Secretary of the registrant. However, the power of attorney is only given to Corey Henry and Andrew Kang. Please either revise the signature page or file the requisite power of attorney for Kristopher Tate.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3850 with any questions.

                                                           Sincerely,

                                                           /s/ Katherine Hsu

                                                           Katherine Hsu
                                                           Office Chief
                                                           Office of Structured
Finance